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                               August 24, 2021

       Anjeza Gjino
       Chief Financial Officer
       Cyclerion Therapeutics, Inc.
       245 First Street, 18th Floor
       Cambridge, MA 02142

                                                        Re: Cyclerion
Therapeutics, Inc.
                                                            10-K filed February
25, 2021
                                                            File No. 001-38787

       Dear Ms. Gjino:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Exhibit 31, page 1

   1. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph
                                                        4(b) and the
introductory language in paragraph 4 referring to internal control over financial reporting
after the end of the transition period that allows these omissions. Please amend the filing to
provide revised certifications. You may file an abbreviated amendment that is limited to the
cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the
certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of
                                                        Regulation S-K. Ensure
that the revised certifications refer to the Form 10-K/A and are currently dated.
Address this comment as it relates to your Form 10-Qs for the quarter ended March 31, 2021
and June 30, 2021.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anjeza Gjino
Cyclerion Therapeutics, Inc.
August 24, 2021
Page 2

      You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at
202-551-
3355 with any questions.



FirstName LastNameAnjeza Gjino                         Sincerely,
Comapany NameCyclerion Therapeutics, Inc.
                                                       Division of Corporation
Finance
August 24, 2021 Page 2                                 Office of Life Sciences
FirstName LastName